UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NewGenIvf Group Limited

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G0544E105

(CUSIP Number)

April 3, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. G0544E105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kit Yee Sze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
546,925
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
546,925
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G0544E105	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: NewGenIvf Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

Item 2.

(a)	Name of Person Filing: Kit Yee Sze

(b)	Address of Principal Business Office or if none, Residence:

Unit 06, 11/F Tower 1, Harbour Center

1 Hok Cheung St., Hung Hom, Kowloon

Hong Kong

(c)	Citizenship: Hong Kong, China

(d)	Title of Class of Securities: Class A ordinary share, no par value

(e)	CUSIP Number: G0544E105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 546,925 shares.

(b)	Percent of Class: 5.4%

The foregoing percentage is based on 10,149,386 Class A ordinary shares outstanding as of April 3, 2024, as disclosed in the Issuer’s Form 20-F filed with the SEC on April 9, 2024.

CUSIP No. G0544E105	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 546,925 shares

(ii)	shared power to vote or to direct the vote: 0 share

(iii)	sole power to dispose or to direct the disposition of: 546,925 shares

(iv)	shared power to dispose or to direct the disposition of: 0 share

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G0544E105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2024

Kit Yee Sze

By:	/s/ Kit Yee Sze
Name:	Kit Yee Sze